Mail Stop 4561   November 8, 2006

By U.S. Mail and facsimile to (212) 310-8007

Mr. Timothy J. Conway
President, Chief Executive Officer & Chairman
NewStar Financial, Inc.
500 Boylston Street – Suite 1600
Boston, Massachusetts 02116

> **Re: NewStar Financial, Inc.**
> **Amendment Numbers One and Two to Registration Statement on**
> **Form S-1**
> **Filed on October 26, 2006**
> **File Number 333-137513**

Dear Mr. Conway:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note the updating requirements in Article 3-12 of Regulation S-X.

2. Please include an updated consent of the independent accountants in your next amendment.

NewStar Credit Opportunities Fund, page 80

3. We note your response to comment 14 from our letter dated October 19, 2006. Specifically, in your response you state that in accordance with the management agreement, you service NCOF's portfolio of loans and other debt products, act as

a collections agent and provide record keeping services and as a result have concluded that you are not the decision maker. Please tell us how you determined you were not the decision maker pursuant to paragraph 5(b)(1) of FIN 46R based upon Section 4 of the Management Agreement with NCOF filed as Exhibit 10.14.1 of your amending S-1 on October 27, 2006. Please address how the following responsibilities allowed for you to conclude that you are not the decision maker:

- Section 4(a)(ii) of the Management Agreement grants you the ability to purchase, hold, sell, transfer, exchange, mortgage, pledge, grant a security interest in, and otherwise act to acquire, hold, finance and/or dispose of NCOF fund assets;
- Section 4(a)(iv) of the Management Agreement allows you to make financing decisions on behalf of NCOF; and
- Section 4(a)(v)(i) of the Management Agreement grants you voting and consent rights with respect to which NCOF has voting or consent rights.

4. In this regard, please tell us if the independent investment professional has ever disapproved any proposed purchases or sales of assets by you as the manager for NCOF. Additionally, tell us the process and procedures by which the independent investment professional evaluates a proposed purchase or sale.

5. As a related matter, we note your disclosure that the independent investment professional represents the equity holders and must approve or reject all acquisitions and dispositions of loans and other debt products by NCOF. Tell us how you considered Section 7 of the Management Agreement which states that the appointment of the individual investment professional requires your consent and also the disclosure on page 80 of your filing which states that Och-Ziff Capital Management, a related party which also has a 50% equity commitment to NCOF, in determining that the independent investment professional is the decision maker. Provide individual name(s) of those persons who actually evaluate the investment professional candidates, their relationship to any of the involved entities and the importance of candidate selection factors considered.

6. We further acknowledge that you stated in your previous response letter that you did not have any direct ownership in NCOF and on page 80 that you do not have any ownership interest in NCOF. Please confirm by telling us whether you believe you have any indirect ownership in NCOF and the basis for your conclusion(s).

7. Please more fully discuss in your response letter the relationship of Och-Ziff Capital Management and all of their affiliated entities that are related to the registrant and any of your related entities. For example on page 80 we note that an affiliate of Och-Ziff Capital Management is one of the registrant's initial

investors and will own (as currently disclosed) an undetermined amount of shares following the offering. Provide each entity name, names of officers and directors and the nature of their affiliations to their parent entities and to you and your entities. Detail any cross-management, board or other related party affiliation(s) across entity lines as well as the nature of any familial or other relationships that impact the operations of NCOF as well as how you evaluated the possible existence of any common control relationship within and across these groups and how that impacted your decision maker analysis for NCOF. Provide a similar analysis for those entities referred to on page 4 that committed $210 million in initial equity capital to the registrant.

8. Please provide a list of the entities and quantify the relevant committed portion(s), by entity, to NCOF's $400 credit facility, the $131 million in funding commitments (and the $80 million outstanding) as disclosed on page 80. Discuss the relationship of these entities to the registrant and to NCOF and their related and affiliated entities.

9. We note you state on page 81 that the board of directors of NCOF has no professional or familial relationship to you. Please provide additional details surrounding each board and advisory committee member or advisory committee group of NCOF including their name, professional relationship and experience and relationship(s) to any Och-Ziff Capital entities and their affiliates as well as those entities which provided the initial committed equity capital referred to on page 4. Please also explain whether there are any similar relationships with the director search firm or its member or affiliates with the entities and groups referred to in the top portion of this comment.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John A. Spitz at (202) 551-3484 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Geishecker at (202) 551-3422 or me at (202) 551-3418 with any other questions.

Sincerely,

William Friar
Senior Financial Analyst

cc: Alexander D. Lynch, Esq.
       Weil, Gotschal & Manges LLP

767 Fifth Avenue
New York, NY 10153